[MAYER, BROWN, ROWE & MAW LLP LETTERHEAD]
April 24, 2007
VIA OVERNIGHT COURIER
Sara D. Kalin, Esq.
Branch Chief — Legal
Securities and Exchange Commission
100 F Street N.E., Mail Stop 3561
Washington, D.C. 20549-3561

Re:	Nissan Wholesale Receivables Corporation II Registration Statement on Form S-3 File No. 333-139682 (Filed December 26, 2006) Amendment No. 1, Filed April 24, 2007
Dear Ms. Kalin:
     Nissan Wholesale Receivables Corporation II (the “Company”) has requested us to respond to the Commission staff’s comment letter, dated January 22, 2007 (the “Comment Letter”), relating to the Company’s submission of its registration statement on Form S-3 (the “Registration Statement”), including the base prospectus (the “Base Prospectus”) and the prospectus supplement (the “Prospectus Supplement” and, together with the Base Prospectus, the “Prospectus”) filed on December 26, 2006.
     The Company is submitting herewith a copy of the amended draft Registration Statement being filed with the SEC on about the date of this letter, together with a redlined version, marked to show changes from the draft of the Registration Statement submitted to the Commission on December 26, 2006, and a copy of the forms of transaction documents along with the accompanying legal opinions attached as exhibits thereto. The Company has responded to all of the staff’s comments by revising the Registration Statement to comply with each staff comment, providing an explanation, or providing supplemental information as requested. Except as otherwise noted in this letter, the information provided in response to the Comment Letter has been supplied by the Company, which is solely responsible for it. For your convenience, we have included the relevant text of the Comment Letter in bold below and keyed the Company’s responses accordingly. References to page numbers are to those in the marked copies of the Base Prospectus or Prospectus Supplement, as applicable.

Sara D. Kalin, Esq.
April 24, 2007

     In addition to the revisions made in response to the Comment Letter, the Company has revised the draft Registration Statement in certain other respects to update and clarify certain sections thereof. Such other revisions are also marked in the enclosed copies.
     We are submitting this letter on behalf of the Company, and the terms “we,” “us”, and “our” in the following responses refer to the Company.
Registration Statement on Form S-3
General
1.	Please confirm that the depositor or any issuing entity previously established, directly or indirectly, by the depositor or any affiliate of the depositor has been current and timely with Exchange Act reporting during the last twelve months with respect to asset-backed securities involving the same asset class. Please refer to General Instruction I.A.4. of Form S-3. Also, please provide us with the CIK codes for any affiliate of the depositor that has offered a class of asset-backed securities involving the same asset class as this offering.

Response:

We confirm that the depositor and the issuing entity previously established by the depositor with respect to asset-backed securities involving the same asset class, namely, a revolving pool of receivables arising from time to time in connection with the purchase and financing of retail motor vehicle dealers located in the U.S. of their new, pre-owned and used automobile and light-duty truck inventory, have been current and timely with Exchange Act reporting during the last twelve months. There was no issuing entity affiliate of the depositor that offered a class of asset-backed securities involving the same asset class as this offering and that has been subject to Exchange Act reporting requirements during the last twelve months.

2.	Please confirm that all material terms to be included in the finalized agreements will also be disclosed in the final Rule 424(b) prospectus, or that finalized agreements will be filed simultaneously with or prior to the final prospectus. Refer to Item 1100(f) of Regulation AB.

Response:

We confirm that all material terms of the finalized agreements will be disclosed in the final Rule 424(b) prospectus.

Sara D. Kalin, Esq.
April 24, 2007

3.	Please also confirm that you will file unqualified legal and tax opinions at the time of each takedown.

Response:

We confirm that the Company will file unqualified legal and tax opinions at the time of each takedown.

4.	Please note that a takedown off of a shelf that involves assets, structural features, credit enhancement or other features that were not described in the base prospectus will usually require either a new registration statement, if to include additional assets, or a post-effective amendment. Refer to Rule 409 of the Securities Act, which requires that the registration statement be complete at the time of effectiveness, except for information that is not known or reasonably available. Please confirm for us that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

Response:

We confirm that the base prospectus includes all assets, credit enhancements or other structural features reasonably contemplated to be included in an actual takedown.

5.	We note that you are using a master trust structure. Please confirm that you are aware of and will comply with your reporting responsibilities under the Exchange Act. In particular, please confirm your understanding that subsequent issuances from the same issuing entity may renew your Exchange Act reporting requirements if they have been previously suspended.

Response:

We confirm that the Company is aware of and will comply with its reporting responsibilities under the Exchange Act and that the Company understands that subsequent issuances from the same issuing entity may renew its Exchange Act reporting requirements if they have been previously suspended.
Prospectus Supplement
Cover Page
6.	Please revise the first paragraph of the cover page to more accurately reflect the language required by Item 1102(d) of Regulation AB. In this regard, we note that in addition to indicating that the notes are not the obligations of certain entities, you should also clearly state that they are obligations of the issuing entity.

Sara D. Kalin, Esq.
April 24, 2007

Response:

The first paragraph of the cover page of the Prospectus Supplement has been revised to state that the notes are the obligations of the issuing entity, pursuant to Item 1102(d) of Regulation AB.
Summary of Transaction Parties, page S-4
7.	We note from your base prospectus that you may use prefunding and revolving periods. Please revise your summary section to provide bracketed information showing the form of the information you would provide if either of these features were used in a particular transaction.

Response:

Pages S-10, S-30 and S-59 to S-60 of the Prospectus Supplement have been revised to provide bracketed information about prefunding features that would be applicable if used in a particular transaction. Bracketed references to the pre-funding period also have been added elsewhere throughout the Prospectus Supplement. At pages S-10 to S-11 and S-45 to S-46 of the Prospectus Supplement are summary descriptions of the information applicable to revolving periods, should such feature be used in a particular transaction. We draw your attention to the fact that more detailed information about the revolving periods appears on pages S-17, S-22, S-45 to S-46, S-54 to S-55 and S-57 of the Prospectus Supplement.

8.	Please expand your chart to show the prior series of securities that have been issued by the issuing entity.

Response:

Page B-1 of Annex B of the Prospectus Supplement has been revised to include bracketed information for future series of notes that may be issued by the issuing entity in the future under this registration. We confirm that the 2005-A Series Notes described on page B-1 of Annex B of the Prospectus Supplement are the only securities issued heretofore by the issuing entity that remain outstanding.
Base Prospectus
Funding Period, page 36
9.	Please revise this section to indicate that the pre-funding amount may be no more than 50% of the principal balance of the notes of a particular series. See Item 1101(c)(2)(ii) of Regulation AB.

Response:

The second paragraph under the “Funding Period” section of the Base Prospectus at page 41 of the Base Prospectus has been revised to indicate that the pre-funding amount will be no more than 50% of the principal balance of the notes of a particular series pursuant to Item 1101(c)(2)(ii) of Regulation AB.

Sara D. Kalin, Esq.
April 24, 2007

Evidence of Compliance, page 66
10.	The language in the third paragraph of this section currently indicates that an accounting firm will certify that it has examined the servicer’s assertion that the servicer has complied with the Uniform Single Attestation Program for Mortgage Bankers. Revise to disclose that an accounting firm will examine the servicer’s assertion regarding the servicing criteria set forth in Item 1122(d) of Regulation AB.

Response:

Page 75 of the Base Prospectus has been revised to state that an accounting firm will examine the servicer’s assertion regarding the servicing criteria set forth in Item 1122(d) of Regulation AB.
     If you have any further questions you would like to discuss, please do not hesitate to contact me at (213) 229-5110 or the Company’s in-house counsel, Sean Caley, at (615) 725-1664. Please communicate any remaining comments to my attention at the address and/or facsimile number above.

Sincerely,
/s/ Warren R. Loui
Warren R. Loui